June 29, 2018

VIA EDGAR

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Frontier Funds, Inc. (Registration Nos.: 333-7305; 811-07685)
Form N-1A – Frontier MFG Select Infrastructure Fund

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments received from you on Monday, June 11, 2018, and from John Ganley on Wednesday, June 27, 2018, regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontier Funds, Inc. (the “Company”) on April 18, 2018, relating to the Frontier MFG Select Infrastructure Fund (the “Fund”).  As we have discussed, the Registration Statement also included information regarding another new portfolio of the Company, the Frontier MFG Low Carbon Global Fund.  The Frontier MFG Low Carbon Global Fund intends to change its name to the Frontier MFG Global Sustainable Fund.  Accordingly, the Company will file a new post-effective amendment pursuant to Rule 485(a) at a later date to register the Frontier MFG Global Sustainable Fund, and the below comments relate only to the Fund.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.                                      Comment:  To the extent the Fund can engage in short sales, please ensure that a good faith estimate of any related costs is included in the fee table as part of “other expenses.”

Response:  The Fund does not intend to engage in short sales as either a principal or non-principal strategy.

2.                                      Comment:  Please revise the second sentence in footnote 2 to the expense table or the accompanying text to indicate that any recoupment by Frontegra Asset Management, Inc. of fees waived and/or expenses reimbursed within a three-year period from the time of the waiver or reimbursement is conditioned on the Fund’s expense ratio, after taking the recoupment into effect, being lower than the expense ratio (1) at the time of the fee waiver or expense reimbursement and (2) at the time of the recoupment.  See AICPA Audit Risk Alert ARA-INV.73 (2009).

Response:  The Audit Risk Alert provides:  The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

The Company has revised the footnote to track the staff’s position as set forth above.

3.                                      Comment: Please confirm that the Fund will not invest in issuers located in emerging or frontier markets either as a principal or non-principal strategy; alternately, revise the prospectus or SAI disclosure accordingly.  Please clarify whether the Fund will invest only in developed countries as part of its principal investment strategy.

Response:  The Fund may invest in issuers located in emerging markets as part of its principal investment strategy.  The prospectus and SAI have been revised accordingly.  The Fund does not intend to invest in issuers located in frontier markets.

4.                                      Comment:   Please indicate whether any foreign countries are currently earmarked for investment by the Fund.  If so, please add disclosure to the prospectus.

Response: The Fund intends to invest in both U.S. and non-U.S. countries, but has not identified any specific non-U.S. countries that the Fund will invest in as part of its principal investment strategy.

5.                                      Comment:   Please confirm that all of the Fund’s principal investment strategies and risks are disclosed in the Risk/Return Summary in accordance with Item 4 of Form N-1A as well as the statutory prospectus in accordance with Item 9.  In particular, please confirm that all types of equity securities in which the Fund will invest as a principal investment strategy are disclosed in the Risk/Return Summary.  The staff notes that Item 9 indicates that equity securities in which the Fund may invest as a principal investment strategy “include” common stock, preferred stock and convertible securities.  In addition, please confirm that all principal investment strategies and risks disclosed in Item 9 are also summarized in Item 4 or else revise Item 4 accordingly.

Response:  The equity securities in which the Fund will invest as a principal investment strategy are limited to common stocks, stapled securities and REITs.  The prospectus and SAI have been revised accordingly.   The Company confirms that all of the Fund’s principal strategies and risks are 1) disclosed in the prospectus in response to Item 9 and 2) summarized in the Risk/Return Summary, each as revised in the form included with Post-Effective Amendment Number 110.

6.                                      Comment:   Please disclose the applicable market capitalization sizes of the issuers in which the Fund will invest both as a principal investment strategy, in the prospectus, and as a non-principal investment strategy, in the SAI.  If the Fund will only invest in large-capitalization companies as a principal investment strategy, please add disclosure to this effect to the Risk/Return Summary.

Response:  The prospectus and Risk/Return Summary have been revised to reflect that the Fund may invest in companies of any size, with a minimum market capitalization of $500 million.

7.                                      Comment:   Confirm that the Fund will not invest in swaps either as a principal or non-principal investment strategy.

Response:   The Fund does not intend to invest in swaps as either a principal or non-principal strategy.

8.                                      Comment:   Please add a summary of how the subadviser decides what securities to sell to the Risk/Return Summary.

Response:   A brief discussion of the Fund’s sell strategy is currently provided in the “Principal Investment Strategy and Related Risks” section of the prospectus.  The Company does not believe this level of detail is necessary or required in the Risk/Return Summary and therefore respectively declines to revise the disclosure.

9.                                      Comment:   Please revise the heading “Temporary Strategies” to read “Temporary Defensive Position” in accordance with Instruction 6 of Item 9(b)(1).

Response:   The requested revision has been made.

10.                               Comment:  Under “Fund Management,” specify which annual or semi-annual report will include a discussion regarding the Board’s basis for approving the investment advisory agreement and subadvisory agreement.

Response:   The requested revision has been made.

11.                               Comment:   Under “Investment through Financial Intermediaries,” please revise the disclosure indicating that it is the responsibility of the Financial Intermediary to place the order with the Fund on a timely basis to indicate that the NAV is determined upon receipt by the Fund’s agent, in accordance with Rule 22c-1.

Response:   The disclosure has been revised to provide:  “An order is deemed to be placed when the Fund, or a Financial Intermediary on the Fund’s behalf, receives the order in proper form.”

12.                               Comment:   Please add additional details about Fund’s redemption in kind policies in accordance with the liquidity risk management release, including whether the Fund will satisfy redemption requests with pro rata slices of the Fund’s portfolio assets and whether any illiquid securities may be used for redemptions in kind.

Response:   The requested disclosure has been added.

13.                               Comment:   If the Fund will make any distributions that represent a return of capital, please add appropriate risk disclosure.

Response:   The Fund does not intend to make any distributions that represent a return of capital.

14.                               Comment:   Please explain supplementally why utilities are highlighted as a type of infrastructure investment.

Response:  The Company removed the references to utilities as a subset of infrastructure for purposes of the Fund’s 80% and 25% policies, to avoid confusion.  Utilities continues to be discussed as a type of infrastructure asset where appropriate.

15.                               Comment:   Please add a definition of industry concentration for this Fund in accordance with Item 9 of Form N-1A.

Response:   The concentration disclosure under the “Risk/Return Summary” and “Principal Investment Strategy and Related Risks” has been revised to indicate that the Fund will concentrate in the securities of companies operating in infrastructure-related industries.

16.                               Comment:   It appears that infrastructure companies are identified by the subadviser without regard to input from unaffiliated third parties.  Please provide additional disclosure about any third party data used to identify infrastructure companies and in particular, confirm that the definition of industry for purposes of the Fund’s industry concentration policy is based on objective criteria.

Response:   The determination by MFG Asset Management that companies qualify as infrastructure companies relies on MFG Asset Management’s analysis of data from a variety of third party sources.  Such third party sources include periodic financial and operational reports and investor presentations, filings with regulatory agencies and major infrastructure indices.  The prospectus has been revised accordingly.  In addition, disclosure has been added to clarify that for purposes of the Fund’s industry concentration test, infrastructure-related industries (each industry being a subset of infrastructure companies) are identified using Global Industry Classification (“GICS”) codes.

17.                               Comment:   The prospectus identifies nine specific infrastructure assets in which the Fund will invest as a principal strategy.  Please add attendant risks for each of these specific assets.  In addition, please confirm whether social infrastructure assets include anything other than hospitals and schools.

Response:   The Company has revised the infrastructure risk factor in the statutory prospectus to address the specific risks of each category.  The Company has deleted the reference to hospitals and schools because social infrastructure may include other types of assets.

18.                               Comment:   Consider using a word other than “concentrated” to describe the nature of the Fund’s holdings to avoid confusion with industry concentration.

Response:  The disclosure has been revised to refer to a “limited” number of companies.

19.                               Comment:  The description of the Fund’s industry concentration policy states that the Fund “will concentrate in the securities of companies . . . in the infrastructure and utilities sectors.”  Please revise to make it clear that utilities companies are also infrastructure companies.

Response:  The disclosure has been revised as indicted in response to Comment #15.

20.                               Comment:   Please add a definition, or a cross-reference to a definition, of “stapled securities” in the Summary Section.

Response:  A parenthetical has been added to define stapled securities.

21.                               Comment:   Please describe what type of REITs the Fund will invest in as part of its principal investment strategy.

Response:  The “Principal Investment Strategy and Related Risks” section in the statutory prospectus has been revised to indicate that the Fund will invest in publicly traded REITs that own, operate or lease infrastructure assets.

22.                               Comment:   Please delete the reference to “other equity securities” in the risk factor entitled “Equity Securities Risks.”

Response:  The risk factor has been revised to read “Common Stock Risks” and the reference to other equity securities has been deleted.

23.                               Comment:   Please revise the REIT risk factor to indicate that the Fund will bear direct and indirect fees in connection with its investment in REITs.

Response:  The risk factor has been revised accordingly.

24.                               Comment:   Please consider whether there are particular risks of investing in infrastructure companies in Australia that should be disclosed.

Response:  The Company believes that these risks are adequately addressed through the existing risk factors relating to infrastructure investing and stapled securities.  In addition, the Company has deleted the reference to Australia in relation to stapled securities because the Fund may invest in stapled securities of issuers located in other countries.

Statement of Additional Information

25.                               Comment:  The Fund’s borrowing limitation provides that “The Fund may also borrow money from other Frontier Funds or other persons to the extent permitted by applicable law.”  Please add an explanation about what is meant by “applicable law”.  Please also add a non-fundamental investment limitation that the Fund may not borrow from the other Frontier Funds absent an exemptive order.

Response: Applicable law has been defined as the Investment Company Act of 1940 and regulations adopted thereunder.

26.                               Comment:  Please revise the industry concentration limitation to clarify that the Fund may invest over 25% of the Fund’s total assets in companies that are in a group of related industries.  Please also revise the description of infrastructure and utilities companies to make it clear utilities is part of infrastructure.

Response: The industry concentration limitation has been revised to provide that the Fund will invest over 25% of the Fund’s total assets in companies engaged in infrastructure-related industries.  The specific reference to utilities has been deleted.

27.                               Comment:  Please confirm that the Fund’s investment objective should be included as a fundamental investment limitation.

Response:   The Fund’s investment objective will not be a fundamental investment limitation and has been deleted from that section.

28.                               Comment:   The SAI includes disclosure about various securities in which the Fund may invest, such as MLPs, derivatives and REITs.  Please confirm that these are not principal investment strategies that should be disclosed in the prospectus or else revise the prospectus accordingly.  Please consider distinguishing principal and non-principal strategies throughout the SAI.

Response:   The disclosure about REITs has been moved to the prospectus as the Fund may invest in REITs as a principal investment strategy.  Disclosure about stapled securities has also been added to the prospectus.  The other securities discussed in the SAI are generally non-principal investment strategies and have been so identified in the SAI.  Certain principal investment strategies are also discussed in the SAI, and are noted as such in the SAI.

29.                               Comment:  The SAI indicates that the Fund may invest in non-developed countries.  Please revise the SAI if this is not correct or confirm to the staff supplementally that the disclosure is accurate.

Response:  The Fund may invest in non-developed countries as part of its principal investment strategy.  The prospectus and SAI have been revised accordingly.

*****

Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought